LEAD INVESTOR



Lisa Stoner

Bonnie has a deep understanding of the role culture plays in the success of organizations and a successful track record of building profitable businesses. She has already selected a CFO, Laura, who I also hold in very high regard. Given Bonnie and Laura's existing customer relationships, Beta already in use, and total addressable market easily in the double digit billions, I view this as an easy investment decision. There is an ever increasing trend that companies will hold leaders accountable for ESG metrics and this will be a valuable tool.

Invested $10,000 this round

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